C o n f i d e n t i a l I n v e s t o r P r e s e n t a t i o n F e b r u a r y 2 0 2 2

2 This presentation is confidential and does not constitute or form part of any offer to sell, or a solicitation of an offer to purchase, any securities of Colony Bankcorp, Inc. (“Colony,” “CBAN” or the “Company”). The information in this confidential presentation may not be reproduced or redistributed, passed on or divulged, directly or indirectly, to any other person. This confidential presentation has been prepared by the Company solely for informational purposes based on its own information, as well as information from public sources. This confidential presentation has been prepared to assist interested parties in making their own evaluation of the Company and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this confidential presentation and other information provided by or on behalf of the Company. This confidential presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of the Company by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this confidential presentation speaks as of the date hereof. The delivery of this confidential presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable. The Company cannot guarantee the accuracy of such information, however, and has not independently verified such information. The Company has filed a shelf registration statement (including a prospectus) (File No. 333-260498) and will file a preliminary prospectus supplement with the SEC for the proposed offering to which this communication relates. The sale of shares of common stock in the proposed offering is being made solely pursuant to such prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus in the registration statement, the preliminary prospectus supplement (when available), and other documents the Company has filed with the SEC for more complete information about the Company and the proposed offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Company’s website at www.colony.bank. Alternatively, copies of the preliminary prospectus supplement, when available, and the accompanying prospectus relating to the proposed offering may be obtained by contacting Hovde Group, LLC, 1629 Colonial Parkway, Inverness, IL, 60067, or by phone at (847) 991-6622. Legal Disclaimer

3 This confidential presentation includes certain financial measures that are not measures recognized under U.S. generally accepted accounting principles (“GAAP”) and therefore are considered non-GAAP financial measures. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance, financial condition and the efficiency of its operations. Management believes that these non-GAAP financial measures provide a greater understanding of the ongoing operations and enhance comparability of results with prior periods. The Company’s management also believes that investors find these non-GAAP financial measures useful as they assist investors in understanding the Company’s underlying operating performance and the analysis of ongoing operating trends. However, the non-GAAP financial measures discussed herein should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which the Company calculates the non-GAAP financial measures discussed herein may differ from the reporting measures with similar names as used by other companies. You should understand how such other banking organizations calculate their non-GAAP financial measures with names similar to the non-GAAP financial measures discussed herein when comparing such information. See “Reconciliation of Non- GAAP Measures” at the end of this confidential presentation for a reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures. Use of Non-GAAP Financial Measures

4 This presentation contains “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, certain statements may be contained in Colony Bankcorp, lnc.’s future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Examples of forward-looking statements include, but are not limited to: (i) projections and/or expectations of revenues, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statement of plans and objectives of Colony Bankcorp, Inc. or its management or Board of Directors including those relating to products or services; (iii) statements of future economic performance; (iv) statements regarding growth strategy, capital management, liquidity and funding and future profitability; (v) statements regarding the effects of the COVID-19 pandemic and related variants on the Company’s business and financial results and conditions; (vi) statements relating to the timing, benefits, costs, and synergies of the recently completed acquisitions of SouthCrest Financial Group, Inc. (such entity, “SouthCrest” or “SCSG” and such acquisition, the “Merger”) and The Barnes Agency (“Barnes”); and (vii) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: the impact of the COVID-19 pandemic and related variants on the Company’s assets, business, cash flows, financial condition, liquidity, prospects and results of operations; potential increases in the provision for loan losses resulting from the COVID-19 pandemic and related variants; the Company’s ability to implement its various strategic and growth initiatives; competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally, in areas in which the Company conducts operations being less favorable than expected; interest rate risk; legislation or regulatory changes which adversely affect the ability of the consolidated Company to conduct business combinations or new operations, including changes to statutes, regulations or regulatory policies or practices as a result of, or in response to, COVID-19 and related variants; adverse results from current or future litigation, regulatory examination or other legal and/or regulatory actions, including as a result of the Company’s participation in and execution of government programs related to the COVID-19 pandemic and related variants; the risk that the cost savings and any revenue synergies from the Merger and the acquisition of Barnes may not be realized or take longer than anticipated; the risk of successful integration of SouthCrest’s and Barnes’ businesses into the Company; reputation risk and the reaction of each of the Company’s, SouthCrest’s and Barnes’ customers, suppliers, employees or other business partners to the Merger and the Barnes acquisition; the risk that the integration of SouthCrest’s operations into the operations of the Company will be materially delayed or will be more costly or difficult than expected; the timing and achievement of expected cost reductions following the Merger; the timing and achievement of the recovery of the reduction of tangible book value resulting from the Merger; the risks associated with the Company’s pursuit of future acquisitions; and general competitive, economic, political and market conditions or other unexpected factors or events. Cautionary Statements

5 These and other factors, risks and uncertainties could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Forward-looking statements speak only as of the date on which such statements are made. These forward-looking statements are based upon information presently known to the Company’s management and are inherently subjective uncertain and subject to change due to any number of risks and uncertainties, including, without limitation, the risks and other factors set forth in the Company’s filings with the Securities and Exchange Commission, the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, under the captions “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors,” and in the Company’s quarterly reports on Form 10-Q and current reports on Form 8-K. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on these forward-looking statements. Cautionary Statements, Continued

6  Colony Bankcorp, Inc.Issuer  Up to 15% Overallotment Option Base Offering Equity Offering Term Sheet Nasdaq Symbol  CBAN Offering Type  Follow-on public offering (100% primary shares) Security  Common Stock  $52.5 Million Use of Proceeds  General corporate purposes to support our continued growth, including investments in our bank subsidiary and other future strategic opportunities Lockup Period  90 Days Lead Book Runner & Book Runner  Hovde Group, LLC & Janney Montgomery Scott, LLC

Colony Bankcorp, Inc.

Franchise Footprint (1)



Banking Branches (31)
Loan Production / Mortgage Offices (7)
Chickamauga
Canton
Rockmart
Athens
Augusta
LaGrange
Macon
Warner Robins
Statesboro
Columbus
Fitzgerald
Savannah
Albany
Douglas
Valdosta

Company Overview

- Holding Company for Colony Bank was founded in 1975
- Headquartered in Fitzgerald, Georgia
- $2.5 billion in assets at September 30, 2021
- Completed the acquisition of SouthCrest Financial Group, Inc. on August 1, 2021, creating Georgia's largest community bank and fourth largest bank headquartered in the State (2)
- Completed the Barnes Agency acquisition in August 2021; created Colony Insurance subsidiary
- 38 locations in Georgia and Alabama
- Track record of solid organic growth and strong financial performance
- Positioned to be an acquirer-of-choice in Georgia and contiguous states

Financial Highlights

($000)	2018	2019	2020	YTD 2021 (3)
Total Assets	$1,251,878	$1,515,313	$1,763,974	$2,512,581
Asset Growth	*1.55%*	*21.04%*	*16.41%*	*42.44%*
Gross Loans	$781,526	$968,814	$1,059,503	$1,309,860
Loan Growth	*3.20%*	*23.96%*	*9.36%*	*23.63%*
Total Deposits	$1,085,125	$1,293,742	$1,445,027	$2,195,122
Deposit Growth	*1.60%*	*19.23%*	*11.69%*	*51.91%*
Loans / Deposits	72.02%	74.88%	73.32%	59.67%
Equity / Assets	7.64%	8.61%	8.19%	8.64%
Net Income (4)	$11,917	$10,211	$11,815	$14,500
ROAA	0.99%	0.72%	0.70%	1.00%
ROAE	13.33%	8.73%	8.56%	11.89%
Net Interest Margin	3.55%	3.61%	3.50%	3.49%
Adj. Efficiency Ratio (5)	69.21%	71.36%	71.43%	73.10%
NPAs Exc. Rest. / Assets (6)	0.90%	0.69%	0.58%	0.52%
NCOs / Avg. Loans	0.06%	0.17%	0.12%	(0.01%)
LLR / Loans	0.93%	0.71%	1.14%	0.98%

(1) The map above does not include the Company's loan production office in Alabama
(2) Community banks defined as banks having less than $10.0 billion in total assets as of September 30, 2021 that provide a full suite of consumer and commercial products
(3) YTD information is as of September 30, 2021
(4) Computed using fully taxable-equivalent net income
(5) See Reconciliation of Non-GAAP Measures on pages 44 – 46
(6) Nonperforming assets excluding restructured loans, defined as the sum of nonaccrual loans, loans past due 90 days or more and foreclosed real estate
Source: S&P Global Market Intelligence

COLONY BANKCORP, INC.

7

Q3 2021 Financial Highlights

Earnings Trends	▪ 3.48% NIM representing a 14bps increase as compared to Q3 2020 despite market headwinds
Loan Growth	▪ ~23.6% gross loan growth since FY 2020 including the acquisition of SouthCrest Financial Group, Inc. ▪ Pipelines are building with the addition of experienced lending executives to the Company's already strong team
Outstanding Credit Quality	▪ 0.52% NPAs Excl. Restructured Assets / Assets (1) ▪ Net Charge Offs (as a percent of average loans) were 5bps, annualized ▪ Continued strong credit trends
Financial Results	▪ 1.31% Core ROAA (2) ▪ 15.10% Core ROAE (2) ▪ 19.46% Core ROATCE (2) ▪ 75.95% Adjusted Efficiency Ratio (2)
Recent Acquisitions	▪ Completed acquisition of SouthCrest Financial Group, Inc. on August 1, 2021 ○ Stock and cash deal valued at $95.6 (3) million at completion ○ Acquired 9 branches in and around metro-Atlanta and other strategic Georgia markets ▪ Completed acquisition of Barnes Agency, a consumer property and casualty insurance agency, on August 1, 2021 ○ Created Colony Insurance subsidiary, an Allstate agency ▪ Completed acquisition of LBC Bancshares, Inc. on May 1, 2019 ○ Stock and cash deal valued at $34.0 (4) million at completion

Note: Financial data for the 3 month period ended as of September 30, 2021
(1) Nonperforming assets excluding restructured loans, defined as the sum of nonaccrual loans, loans past due 90 days or more and foreclosed real estate
(2) See Reconciliation of Non-GAAP Measures on pages 44 - 46
(3) Includes the cashing out of *SouthCrest's* stock options
(4) Includes the cashing out of LBC's stock options and warrants
Source: S&P Global Market Intelligence; Company documents

8

COLONY BANKCORP, INC.

9  Well-positioned for continued organic growth  Potential for accelerated growth through accretive acquisitions  Meaningfully enhanced earnings profile with the Company’s acquisition of SouthCrest Financial Group, Inc.  Shareholder-friendly dividend policy  Opportunities created by industry consolidation  Seasoned leadership with a proven track record  High-growth markets with attractive demographic profiles and outlooks  Experienced management team with extensive banking backgrounds  Committed to proactively addressing environmental, social and governance (“ESG”) concerns  Extremely focused on efficiency with investments being made in Fintech platforms and funds that make our people more effective and results-driven (e.g., JAM FinTop, nCino, etc.) Investment Considerations

10 Investing in Technology  Investing in the JAM Fintop Fund (one of the premier FinTech investment vehicles)  Strategic long term investment return opportunity  Ability to engage and partner with industry leading FinTech firms  FinTech strategy based on these core tenets  Better utilization of data to grow our business  Creating a better customer experience  Making our back office processes more efficient  Strategy to surround the core system with industry leading partners  nCino loan platform  Encompass mortgage loan system  PCFS SBA lending and servicing platform  Salesforce customer relationship management system

11 Environmental, Social, Governance (ESG)  Environmental  Increasing customer usage of electronic statements  Reducing energy consumption by converting to LED lights  Utilizing digital processes such as e-signature and digital board packages  Banking renewable industries such as farming and timber  Social  Developing youth leaders through Colony Leadership Academy  Providing financial literacy education to over 5,000 high school students  Financial and volunteer support for charitable and community organizations  Governance  Annual election of all board members  Insider ownership of 14% aligns leadership with shareholders  Added one female to the board and two females to executive management since 2018  Proactively looking for opportunities to add diversity to the board

12 Name / Position Age Background T. Heath Fountain President & Chief Executive Officer 46 Mr. Thomas Heath Fountain, CPA, has been President and Chief Executive Officer of the Company since July 2018. He previously served as Chief Executive Officer of Planters First Bank since July 2015. During his tenure at Planters First Bank, Mr. Fountain led growth initiatives that included adding two new markets, a secondary market mortgage division and increasing loans and deposits over $50 million in three years. Prior to this, Mr. Fountain joined Heritage Financial Group, Inc. (NASDAQ: HBOS) in 2003 where he served as Chief Financial Officer since 2007 as well as Chief Administrative Officer and Executive Vice President since 2011. Mr. Fountain was a key member of Heritage’s executive management team that grew the Company from less than $400 million in assets and 6 offices in Albany, GA to $1.8 billion in assets and over 50 offices at the time of its ultimate sale to Renasant Corporation in July 2015. He is a Certified Public Accountant and has an accounting degree from the University of Georgia. Years in Banking: 21 Years at the Company: 3 Tracie Youngblood Executive Vice President & Chief Financial Officer 50 Ms. Tracie Youngblood joined the Company on June 24, 2019 and serves as its Executive Vice President and Chief Financial Officer. She previously served as Controller of Fidelity Southern Corporation and as Senior Vice President and Controller of Fidelity Bank in Atlanta, GA since 2018. From 2005 to 2018, she held similar positions with Square 1 Bank in Durham, NC, Ameris Bank in Moultrie, GA, and Georgian Bank in Atlanta, GA. Between 1995 and 2005, Ms. Youngblood moved up through a number of positions of increasing responsibility with other banks and organizations. Years in Banking: 27 Years at the Company: 2 Key Executive Officers

Key Executive Officers, Continued

Name / Position	Age	Background
Edward "Lee" Bagwell *Executive Vice President, Chief Risk Officer & General Counsel*	54	Mr. Edward Lee Bagwell, III has been Executive Vice President, Chief Risk Officer and General Counsel of the Company and the Bank since May 2019. He served as Executive Vice President and Chief Credit Officer of the Company and the Bank from August 2017 until May 2019 and as Senior Vice President of the Company and Bank from October 2016 until August 2017. Mr. Bagwell has been the Bank's in-house legal counsel since 2008. Mr. Bagwell joined the Company in June 2003 as a Commercial Lender and in-house attorney with Colony Bank Southeast. Beginning in 2008, he served as in-house legal counsel of the Company and was in charge of the Bank's special assets. Prior to that time, Mr. Bagwell was in the private practice of law in Douglas, GA. Mr. Bagwell earned an Associate Degree in Business from South Georgia College in 1987, a BBA in Finance from the University of Georgia in 1989 and his Juris Doctorate from The Cumberland School of Law in 1992. ***Years in Banking: 18*** ***Years at the Company: 18***
Leonard H. “Lenny” Bateman *Executive Vice President & Chief Credit Officer*	48	Mr. Leonard H. “Lenny” Bateman , Jr. has been Executive Vice President and Chef Credit Officer of the Company since June 2020. He served as Senior Vice President and Senior Credit Officer at the Company from 2019 until June 2020. He previously served as President and CEO of Calumet Bank (subsidiary of LBC Bancshares, Inc.) from 2012 until May 2019, when it was acquired by the Company. He has returned to Troup County having been with Flag Bank in 2002 - 2004. He previously served as the Chief Credit Officer of the State Bank of Cochran in GA and as a Regional Credit Officer for Flag Bank for more than 6 years. A graduate of Valdosta State University, Mr. Bateman worked for SunTrust Bank following college. He is a Member of the LaGrange Lions Club and served as the President for the Troup/Chambers County Habitat for Humanity during 2010 - 2011. Currently, Mr. Bateman is serving on the Community Bankers Association Leadership Division Board of Directors. ***Years in Banking: 25*** ***Years at the Company: 2***

13

COLONY BANKCORP, INC.

Key Executive Officers, Continued

Name / Position	Age	Background
David Andrew "Andy" Borrman *Executive Vice President &* *Chief Strategy Officer*	51	Mr. David Andrew Borrmann served as the Chief Financial Officer at SouthCrest Financial Group, Inc. before joining the Company in 2021. He is Executive Vice President and Chief Strategy Officer of Colony Bankcorp, Inc since August 2021. Mr. Borrmann served as Senior Vice President of Finance at SouthCrest Financial Group, Inc. since September 2011. Mr. Borrmann has financial analysis and strategy experience. During the last 10 years, he was directly involved with regional and community banks throughout the eastern U.S. For two years, he worked directly in developing and executing a strategy to capitalize on the investment opportunities that exist in the community bank environment. Mr. Borrmann served as a Vice President of FIG Equity Research at Morgan Keegan & Company, Inc. and Morgan Keegan & Company, Inc., Research Division and expanded its coverage of small and community banks in the southeastern United States. He spent three years covering financial institutions and spent six years developing quantitatively driven stock selection models for both buy-side and sell-side firms. He served as an Equity Analyst at SunTrust Robinson Humphrey, Inc., Research Division. He is a Graduate of Arizona State University. ***Years in Banking: 18*** ***Years at the Company: 1st***
Kimberly Dockery *Executive Vice President &* *Chief Administrative Officer*	39	Ms. Kimberly C. Dockery serves as Chief Administrative Officer of the Company. Prior to joining the Company, Ms. Dockery served in a similar role as Chief Administrative Officer of Planters First Bank and also served in various management roles at Heritage Financial Group, Inc., where she supported organic and acquisitive growth initiatives. ***Years in Banking: 15*** ***Years at the Company: 3***

14

COLONY
BANKCORP, INC.

Key Executive Officers, Continued

Name / Position	Age	Background
Max "Eddie" Hoyle Jr. *Executive Vice President & Chief Banking Officer*	64	Mr. M. Edward "Eddie" Hoyle, Jr. has been Executive Vice President of the Company since June 2011 and Chief Banking Officer since May 2019. He served as Regional Executive Officer from June 2011 until May 2019. He is primary responsible for overseeing the Company's west region, and has been with the Company since February 2011. Mr. Hoyle was with Habersham Bank for approximately ten years and served as its Senior Vice President/Commercial Lending. He has been in the banking industry since March 1979. ***Years in Banking: 42*** ***Years at the Company: 10***
Brian D. Schmitt *Executive Vice Chairman*	60	Mr. Brian D. Schmitt has been Executive Vice Chairman of the Company since August 2021. Formerly, Mr. Schmitt served as CEO and President of SouthCrest Financial Group, Inc. beginning August 2016. He has considerable experience in both business banking and the operation of financial institutions. His banking career began in 1983 at Home Federal, FSB. He served as an Atlanta Market CEO, Executive Vice President and Director of Mergers & Acquisitions of Heritage Financial Group, Inc. From 2006 to 2013, he served as the President and CEO of The PrivateBank and Trust Company's Georgia division. He founded The PrivateBank (Atlanta, GA) in 2001 and served as its Chairman, CEO and President. He served as the CEO and President of Piedmont Bancshares Inc. and its subsidiary, Piedmont Bank of Georgia. He founded Piedmont Bank of Georgia in 2001. He served as an Executive Vice President of Lending at Premier Bancshares, Inc. He has served as a Director of SouthCrest Financial Group Inc., SouthCrest Bank N.A., Director of The PrivateBank (Atlanta, GA)., and Director of Federal Home Loan Bank of Atlanta. Mr. Schmitt holds Bachelor's Degree in Finance from Troy State University. ***Years in Banking: 38*** ***Years at the Company: 1st***

15

COLONY BANKCORP, INC.

16 Driving High Performance Achieve Strong Organic Growth Each Year  Proactive business development system  Increased accountability for loan and deposit production  Created incentive plans to motivate bankers  Retail marketing plan to grow deposits  Streamlined our consumer and commercial deposits products  Larger national and regional banks with large market share in our footprint are more focused on large MSAs creating organic growth opportunities in core Colony markets  Organic and acquisition-related growth of checking, savings, and money market accounts of 55% in first three quarters of 2021

17 Driving High Performance Achieve Strong Organic Growth Each Year Seize on Expansion Opportunities  Completed the acquisition of SouthCrest Financial in August 2021; 98 days from announcement to close  Acquisition provides entry into attractive Northern Georgia markets and increases access to highly populous suburban Atlanta markets  Establishes Colony as an acquirer-of-choice for community banks in the Southeast  Completed the acquisition of The Barnes Agency in August 2021; created Colony Insurance subsidiary, an Allstate agency  Operational, technology, and regulatory headwinds are causing industry consolidation  Industry consolidation is creating the opportunities to acquire customers and talent

18 Driving High Performance Achieve Strong Organic Growth Each Year Seize on Expansion Opportunities Increase Operating Efficiency  Realignment plan executed in 2020 with focus on operating expense savings of approximately $1.0 million annually  Optimize our balance sheet for improved earnings  Improve processes for efficiency and better controls  Run a more efficiently staffed branch network  Utilize technology to lower operating costs  Align our staffing and procedures to adhere to industry best practices for service and efficiency

19 Driving High Performance Achieve Strong Organic Growth Each Year Seize on Expansion Opportunities Increase Operating Efficiency  Acquisition of The Barnes Agency completed on August 1, 2021 – forming Colony Insurance to offer consumer insurance solutions  Growing our deposit account customer base increases service charge and interchange revenue  Acquisition of PFB Mortgage added to our mortgage division in 2019  Started a Small Business Specialty Lending (“SBSL”) division to offer Small Business Administration (“SBA“), USDA and other government guaranteed loan products  Seeking to add wealth management and other lines of business Increase Non-interest Income

20 Driving High Performance Achieve Strong Organic Growth Each Year Seize on Expansion Opportunities Increase Operating Efficiency Increase Non-interest Income  Instill behaviors and habits that lead to great results  Coach team members to improve performance  Increase incentive- and performance-based compensation  Pursue open communication and honest feedback Create a Culture of High Performance

21 SouthCrest Financial Group, Inc.: Acquisition Highlights  Creates Georgia’s largest community bank and fourth largest bank headquartered in the State (1)  Establishes a metro-Atlanta corporate banking footprint with 8 commercial lenders  Enhanced scale, growth, profitability and performance  Significant revenue growth opportunities identified in the areas of mortgage, SBA and consumer lending  Positions Colony as an acquirer-of-choice for community banks in Georgia and contiguous states  Expected to be meaningfully accretive to Colony’s fully diluted earnings per share in the first full year and thereafter  Solidifies management team with key executives from SouthCrest  Unique alignment of core philosophies, values, and ambitions Note: Based on FDIC data as of June 30, 2021 per Bank-level Call Reports (1) Community banks defined as banks having less than $10.0 billion in total assets as of September 30, 2021 that provide a full suite of consumer and commercial products Source: S&P Global Market Intelligence

22  In May 2019, Colony Bank acquired PFB Mortgage, which had more than $100 million in annual mortgage production in 2019  Added to our team originators in Albany, Athens, Macon, Savannah, Statesboro and Warner Robins  Added seasoned mortgage executives  Expanded regional market footprint  Increased volume in mortgage division production:  $294.1 million in production in the first three quarters of 2021  $337.9 million in production in FY 2020  Added experienced origination teams in Athens, Atlanta, Augusta, LaGrange, and Savannah, focused on expanding business  Originators are focused on purchase business through relationships with real estate agents and builders Mortgage Division: Key Takeaways Source: Company Documents

23 Small Business Specialty Lending Group  In July 2019, we opened a Metro-Atlanta office for our SBSL Group focused on SBA lending and other government guaranteed loans  11 team members added, including three business development officers, led by two veteran bankers, Darren Davis, President, and Stephen Kruto, Director of Operations  Originated loans under SBA Paycheck Protection Program ("PPP"), related to the Economic Aid Act, resulting in 946 loans totaling over $52.3 million in 2021  Originated 1,630 PPP loans totaling over $137.8 million in 2020  $17.0 million in SBA Paycheck Protection Program loans remained on the books as of September 30, 2021  Closed $58.3 million in traditional guaranteed loans in the first three quarters of 2021  Strong loan pipeline expected for Q1 2022 Source: Company Documents

24 Value Proposition To Our Customers  Since our founding in 1975, our mission has been to provide alternatives to traditional banking  Focus on relationships that are beneficial to the customer and the Bank as one- sided relationships and transactions do not create value  Strive to be trusted advisors and give consultative advice  Nimble and responsive to customer needs  Team members are passionate about delivering solutions  Ability to expand breadth of products available to customers  Company will have the ability to make more investments in customized technology solutions due to higher liquidity  Improved ability to recruit talent and increased brand awareness due to an enhanced presence in Athens and the broader metro-Atlanta area  Continued support and commitment to the community

Branch Footprint and Deposit History

Footprint



Chickamauga
Canton
Rockmart
Athens
Augusta
LaGrange
Macon
Warner Robins
Statesboro
Columbus
Fitzgerald
Savannah
Albany
Douglas
Valdosta
Banking Branches (31)
Loan Production / Mortgage Offices (7)

Deposit History

Branch City, State	Banking Branch Deposits 2017 ($000)	2018 ($000)	2019 ($000)	2020 ($000)	2021 ($000)	2021 YoY Change (%)	5-Year CAGR (%)
Fitzgerald, GA	222,239	231,078	253,439	279,473	305,288	9.24	6.48
Atlanta, GA (Closed)	6,989	27,355	29,903	31,335	153,147	388.74	-
LaGrange, GA	119,732	128,872	121,809	138,416	146,462	5.81	6.20
Thomaston, GA	108,856	108,004	104,494	134,026	137,614	2.68	2.63
Cedartown, GA	120,099	123,216	107,200	129,104	114,130	(11.60)	(1.65)
Cordele, GA	71,026	77,973	75,102	82,262	107,990	31.28	11.40
Douglas, GA	50,122	57,407	71,826	77,598	98,046	26.35	16.21
Columbus, GA	43,685	39,976	39,310	32,699	93,614	186.29	17.65
Ashburn, GA (2 branches)	77,707	73,627	76,180	81,244	87,090	7.20	3.58
Tifton, GA	40,604	41,218	45,449	60,264	78,780	30.72	21.42
Manchester, GA	68,689	69,597	72,881	84,940	75,481	(11.14)	1.48
Leesburg, GA	53,440	55,826	53,188	57,447	70,343	22.45	8.38
Savannah, GA (2 branches)	44,011	42,191	46,929	57,852	69,304	19.80	12.01
Sylvester, GA	49,583	49,812	53,113	56,990	66,223	16.20	6.35
Albany, GA	-	-	-	-	59,461	-	-
Eastman, GA	54,894	54,896	53,474	52,726	56,627	7.40	1.42
Moultrie, GA	37,633	39,427	41,712	48,525	55,234	13.83	8.91
Broxton, GA	39,084	38,935	38,573	45,034	49,786	10.55	4.94
Rochelle, GA	40,136	38,230	35,566	38,252	43,355	13.34	3.06
Chickamauga, GA	40,038	40,791	42,282	43,249	42,114	(2.62)	1.08
Valdosta, GA	14,930	15,706	16,334	18,869	38,574	104.43	23.20
Warner Robins, GA	20,901	23,139	24,184	36,027	37,021	2.76	12.20
Quitman, GA	28,618	26,868	38,113	40,906	36,142	(11.65)	3.95
Rockmart, GA	26,585	25,890	24,865	27,928	31,853	14.05	0.73
Fayetteville, GA	26,441	26,640	21,501	27,409	31,318	14.26	5.92
Luthersville, GA	19,857	17,410	18,756	24,688	26,398	6.93	7.03
Centerville, GA	15,345	15,576	17,306	26,422	24,070	(8.90)	10.70
Soperton, GA	17,308	16,993	16,464	18,300	19,243	5.15	2.65
Statesboro, GA	-	-	1,965	4,307	6,169	43.23	-
Cumming, GA	11,327	9,884	10,916	5,584	5,533	(0.91)	(11.03)
Total (31 Active Branches)	1,469,879	1,516,537	1,552,834	1,761,876	2,166,410	22.96	8.83

Note: Based on FDIC data as of June 30, 2021 per Bank-level Call Reports
Source: S&P Global Market Intelligence

COLONY BANKCORP, INC.

25

26 Note: Includes top eleven CBAN MSAs (total of 17 MSAs); Branch-level financial detail based on FDIC data as of June 30, 2021; Demographic data is estimated as of January 1, 2022 and based on 2021 U.S. Census data and annual surveys performed by Nielsen Source: S&P Global Market Intelligence CBAN MSA SCSG Legacy MSA 2022 - 2027 Projected Population Growth 2022 - 2027 Projected Household Income Growth 6.16% 5.38% 5.24% 4.57% 4.43% 3.61% 3.39% 3.02% 2.47% 2.28% 2.14% 0.00% 1.50% 3.00% 4.50% 6.00% Statesboro Atlanta Warner Robins Savannah Chattanooga Valdosta Cedartown Columbus La Grange Douglas Tifton 12.60% 11.85% 11.58% 11.30% 10.37% 10.12% 10.05% 9.86% 9.79% 9.79% 9.64% 0.00% 3.00% 6.00% 9.00% 12.00% 15.00% 18.00% Cedartown Atlanta Columbus Valdosta Douglas Dublin Statesboro Moultrie Chattanooga Tifton Thomaston Attractive Markets

Strong Deposit Market Share

State of Georgia Deposit Market Share

Community Banks (Less than $10B in Total Assets) [(1)]

Rk.	Institution (State)	Branch Count	Market Deposits ($000)	Market Share (%)
1	Colony Bankcorp Inc. (GA)	31	2,166,410	4.67%
2	United Bank Corp. (GA)	18	1,895,109	4.09%
3	Queensborough Co. (GA)	23	1,659,512	3.58%
4	Pinnacle Financial Corp. (GA)	23	1,653,244	3.57%
5	MetroCity Bankshares Inc. (GA)	8	1,630,755	3.52%
6	Piedmont Bancorp Inc. (GA)	13	1,465,772	3.16%
7	Morris State Bancshares Inc. (GA)	10	1,161,883	2.51%
8	Thomasville Bancshares Inc. (GA)	3	1,133,214	2.45%
9	Jones Bancshares L.P. (GA)	7	815,874	1.76%
10	WB&T Bankshares Inc. (GA)	8	810,793	1.75%
11	First American Bancorp (GA)	7	700,095	1.51%
12	First Volunteer Corp. (TN)	9	662,150	1.43%
13	First IC Corp. (GA)	6	660,680	1.43%
14	Affinity Bancshares Inc. (GA)	3	625,953	1.35%
15	Georgia Banking Co. (GA)	3	625,520	1.35%
	Remaining 132 Institutions	444	28,676,236	61.9%
	Total for Community Banks in Georgia	**616**	**$ 46,343,200**	**100.0%**

Georgia-Headquartered Banks

Rk.	Institution (State)	Branch Count	Market Deposits ($000)	Market Share (%)
1	Synovus Financial Corp. (GA)	108	$23,269,490	25.8%
2	Ameris Bancorp (GA)	105	12,657,707	14.1%
3	United Community Banks Inc. (GA)	65	9,520,725	10.6%
4	Colony Bankcorp Inc. (GA)	31	2,166,410	2.41%
5	United Bank Corp. (GA)	18	1,895,109	2.10%
6	Queensborough Co. (GA)	23	1,659,512	1.84%
7	Pinnacle Financial Corp. (GA)	23	1,653,244	1.84%
8	MetroCity Bankshares Inc. (GA)	8	1,630,755	1.81%
9	Piedmont Bancorp Inc. (GA)	13	1,465,772	1.63%
10	Morris State Bancshares Inc. (GA)	10	1,161,883	1.29%
11	Thomasville Bancshares Inc. (GA)	3	1,133,214	1.26%
12	BankSouth Holding Co. (GA)	5	932,032	1.04%
13	Jones Bancshares L.P. (GA)	7	815,874	0.91%
14	WB&T Bankshares Inc. (GA)	8	810,793	0.90%
15	First American Bancorp (GA)	7	700,095	0.78%
	Remaining 122 Institutions	402	28,561,732	31.7%
	Total For Georgia-Based Banks	**836**	**$90,034,347**	**100.0%**

Note: Based on FDIC data as of June 30, 2021, per Bank-level Call Reports
(1) Community banks defined as having less than $10.0 billion in total assets as of June, 30 2021, per Bank-level Call Reports
Source: S&P Global Market Intelligence

27

COLONY BANKCORP, INC.

Highly-Diversified Loan Composition

Loan Portfolio Overview as of September 30, 2021

- As of September 30, 2021 the Company had ~$1.3 billion of gross loans and a loan loss reserve of $12.9 million or 0.98% of gross loans (excluding the loans acquired through the acquisition of SouthCrest, the loan loss reserve reflects 1.28% of gross loans)
- Total loans have increased by $224.7 million or ~20.2% since the end of 2020 (approximately $307.5 million loans acquired through the acquisition of SouthCrest);
- Real estate loans comprise ~85.8% of gross loans and ~69.0% of gross loans are commercial real estate loans
- Loan yield of 5.25% (including fees) for the quarter ended September 30, 2021


Construction & Land 11.7%
Consumer and Other 1.5%
Commerical, Financial, & Agrigultural 12.7%
Residential Real Estate 16.8%
Other Commerical Real Estate 57.3%

	For the Fiscal Year Ended:										As of	
($ in thousands)	2016	%	2017	%	2018	%	2019	%	2020	%	9/30/2021	%
Construction & Land Development	$ 42,168	6%	$ 53,762	7%	$ 60,310	8%	$ 96,097	10%	$ 121,093	11%	$ 152,991	12%
Other Commerical real estate	415,768	55%	418,669	55%	435,961	56%	540,239	56%	520,391	49%	752,633	57%
Total Commerical Estate Loans	**457,936**	**61%**	**472,431**	**62%**	**496,271**	**64%**	**636,336**	**66%**	**641,484**	**61%**	**905,624**	**69%**
Residential real estate	195,486	26%	193,924	25%	187,592	24%	194,796	20%	183,021	17%	218,224	17%
Commerical, Financial, & Agricultural	64,074	8%	64,523	8%	74,166	9%	114,360	12%	213,380	20%	166,228	13%
Consumer and Other	36,426	5%	33,911	4%	23,497	3%	23,322	2%	21,618	2%	19,784	2%
Gross Loans	**753,922**		**764,789**		**781,526**		**968,814**		**1,059,503**		**1,309,860**	
Loans Held for Sale	-		-		-		10,076		52,386		26,697	
Total Loans	**753,922**		**764,789**		**781,526**		**978,890**		**1,111,889**		**1,336,557**	
Allowance for loan losses	8,923		7,508		7,277		6,863		12,127		12,877	
Total Net Loans	**$ 744,999**		**$ 757,281**		**$ 774,249**		**$ 972,027**		**$ 1,099,762**		**$ 1,323,680**	

Note: Financial data as of September 30, 2021
Source: S&P Global Market Intelligence

28

COLONY BANKCORP, INC.

Solid Core Deposit Franchise

Deposit Composition as of September 30, 2021

- As of September 30, 2021, the Company had $2.2 billion in deposits
- Total deposits have increased by $750.1 million or ~52% since the end of 2020 (approximately $631.4 million deposits acquired through the acquisition of Southcrest Financial Group, Inc.)
- Core deposits [(1)] comprise 95.6% of the Company's total deposits
- 24.6% of the Company's total deposits are noninterest-bearing
- 60.6% of the Company's total deposits are demand deposits
- Cost of total deposits of 0.14% for the quarter ended September 30, 2021
- Demand deposits have increased by $569 million or ~75% since the end of 2020


Noninterest Bearing 24.6%
Savings and Money Market Deposits 23.2%
Time (+$250K) 4.4%
Other Time 11.8%
Interest-Bearing Demand 36.0%

($ in thousands)	For the Fiscal Year Ended: 2016	%	2017	%	2018	%	2019	%	2020	%	As of 9/30/2021	%
Noninterest Bearing Deposits	159,059	15%	190,928	18%	192,847	18%	232,635	18%	326,999	23%	539,251	25%
Savings and Money Market Deposits	70,066	7%	78,172	7%	79,453	7%	358,000	28%	422,860	29%	509,306	23%
Time Deposits, $250,000 and over	32,168	3%	38,919	4%	53,881	5%	55,677	4%	34,905	2%	97,246	4%
Other Time Deposits	335,060	32%	301,248	28%	287,149	26%	291,802	23%	226,709	16%	258,844	12%
Interest-Bearing Deposits	$ 448,004	43%	$ 458,717	43%	$ 471,794	43%	$ 355,628	27%	$ 433,554	30%	$ 790,474	36%
Total Deposits	**$ 1,044,357**		**$ 1,067,985**		**$ 1,085,125**		**$ 1,293,742**		**$ 1,445,027**		**$ 2,195,121**	

Total Deposits: $2.2 Billion
MRQ Cost of Deposits: 0.14%

Note: Financial data as of September 30, 2021
(1) Core deposits defined as total deposits less jumbo time deposits
Source: S&P Global Market Intelligence

COLONY BANKCORP, INC.

29

30 $765 $101 72% 61% 66% 2017Y 2018Y 2019Y 2020Y YTD 2021 $1,112 $1,337 $2,513 $1,233 $1,786 2017Y 2018Y 2019Y 2020Y YTD 2021 $2,195 $1,068 $1,564 2017Y 2018Y 2019Y 2020Y YTD 2021 $17 $1,029 Strong Balance Sheet Growth Note: Financial data as of September 30, 2021 (1) Total loans includes loans held for sale (2) Total assets, loans and deposits including those acquired through the acquisition of SouthCrest (3) Total assets, loans and deposits excluding those acquired through the acquisition of SouthCrest Source: S&P Global Market Intelligence; Company documents Total Assets ($M) Deposits ($M)Total Loans ($M)(1) (3) (2) (3) (2) (2) (2) (3) (3) SouthCrest AcquisitionCBAN L/D Ratio PPP Loans $307 $631 $726

Delivering Shareholder Value

Core ROAA (1)(2)



0.73%
1.19%
2015Y
2016Y
2017Y
2018Y
2019Y
2020Y
YTD 2021

Core ROATCE (1)



11.17%
17.05%
2015Y
2016Y
2017Y
2018Y
2019Y
2020Y
YTD 2021

Tangible Book Value Per Share (1)



$9.16
$11.42
2015Y
2016Y
2017Y
2018Y
2019Y
2020Y
YTD 2021

Diluted Earnings Per Share (3)(4)



$0.71
$1.60 (5)
$1.39
2015Y
2016Y
2017Y
2018Y
2019Y
2020Y
YTD 2021

- - - Acquisition of SouthCrest Financial Group, Inc.

SCSG and the Barnes Agency Merger Impact

(1) See Reconciliation of Non-GAAP Measures on pages 44 - 46
(2) Excludes the consideration of preferred stock dividends
(3) *Diluted Earnings Per Share shown for FY 2017 has been adjusted to exclude the impact of the Company's $2.0 million nonrecurring* deferred tax expense related to the remeasurement of its deferred tax assets and liabilities as a result of the Tax Cuts and Jobs Act enacted in December 2017
(4) Diluted Earnings Per Share for FY 2019 has been adjusted to reflect the reversal of one-time merger expenses related to the acquisitionof LBC and PFB Mortgage
(5) Diluted Earnings Per Share for YTD 2021 has been adjusted to reflect the reversal of one-time merger expenses related to the acquisition of SouthCrest Financial Group, Inc. and the Barnes Agency

Source: S&P Global Market Intelligence; Financial data as of September 30, 2021

31

COLONY BANKCORP, INC.

32 $0.025 $0.05 $0.075 $0.10 $0.1025 2017 2018 2019 2020 2021 Historical Quarterly Dividend Payment The Current Indicated Annual Rate is $0.41 Per Share, Equating to a Dividend Yield of 2.35% (1) and Payout Ratio of 22.1% Shareholder-Focused Dividend Policy (1) Based on market data as of January 26, 2022, and financial data as of September 30, 2021 Source: S&P Global Market Intelligence

33 Yield, Cost and NIM Profitability Profile Acquisition of SouthCrest Financial Group, Inc. Note: Dollar values in thousands; Financial data as of September 30, 2021; Net interest income and noninterest income for YTD 2021 have been annualized (1) Noninterest income excludes realized gains or losses on securities (2) See Reconciliation of Non-GAAP Measures on pages 44 - 46 Source: S&P Global Market Intelligence Adjusted Efficiency Ratio (2) Noninterest Income (1) Net Interest Income $9,056 $25,475 2015Y 2016Y 2017Y 2018Y 2019Y 2020Y YTD 2021 68.3% 73.1% 2015Y 2016Y 2017Y 2018Y 2019Y 2020Y YTD 2021 5.26% 5.13% 5.08% 5.28% 5.63% 5.11% 5.18% 3.52% 3.51% 3.45% 3.55% 3.61% 3.50% 3.49% 0.50% 0.48% 0.46% 0.59% 0.83% 0.40% 0.20% 2015Y 2016Y 2017Y 2018Y 2019Y 2020Y YTD 2021 Yield on Loans Net Interest Margin Cost of Deposits $37,706 $47,167 2015Y 2016Y 2017Y 2018Y 2019Y 2020Y YTD 2021

34 Asset Quality Acquisition of SouthCrest Financial Group, Inc. Note: Financial data as of September 30, 2021 (1) Nonperforming assets excluding restructured loans, defined as the sum of nonaccrual loans, loans past due 90 days or more and foreclosed real estate; (2) Net Charge-Offs defined as loans and leases charged off net of recoveries Source: S&P Global Market Intelligence Nonperforming Assets (Exc. Restructured Assets) / Assets (1) Nonperforming Loans / Loans Loan Loss Reserves / Nonaccrual Loans Net Charge-Offs / Average Loans (2) 4.50% 4.07% 3.40% 3.13% 2.20% 1.95% 0.93% 2015Y 2016Y 2017Y 2018Y 2019Y 2020Y YTD 2021 59.7% 72.3% 100.1% 76.7% 74.8% 132.9% 105.2% 2015Y 2016Y 2017Y 2018Y 2019Y 2020Y YTD 2021 1.98% 1.55% 0.95% 0.90% 0.69% 0.58% 0.52% 2015Y 2016Y 2017Y 2018Y 2019Y 2020Y YTD 2021 0.14% 0.10% 0.24% 0.06% 0.17% 0.12% -0.02% 2015Y 2016Y 2017Y 2018Y 2019Y 2020Y YTD 2021

35 8.4% 10.5% 12.0% 12.8% 6.4% 10.6% 14.0% 15.5% 16.3% 8.5% Leverage Ratio CET1 Capital Ratio Tier 1 Capital Ratio Total RBC Ratio TCE / TA Standalone Pro Forma Capital Adequacy Note: Financial data as of September 30, 2021; Pro Forma values adjusted for a hypothetical issuance of $52.5 million in common equity plus the overallotment option (e.g. total issuance of $60.4 million) and a 20% risk-weight on net equity proceeds (1) See Reconciliation of Non-GAAP Measures on pages 44 - 46 Source: S&P Global Market Intelligence Standalone vs. Pro Forma Capital  Capital for the Company exceeds “well-capitalized” requirements (1)

36  The Company expects to benefit from additional capital in several ways, including:  Enabling Company to reaccelerate expansion by adding banking teams in current and new markets  Expanding capacity for potential strategic acquisition opportunities that would complement the business while improving operating efficiency  Enabling renewed focus on generating organic loan and deposit growth by increasing calling effort and enhancing deposit concentration in retail and commercial  For general corporate purposes, including a capital contribution to support bank-level capital ratios Use of Proceeds

37 ONE YEAR PRICE PERFORMANCE (%) 24.4 38.7 29.0 13.0 32.5 (10.0) 5.0 20.0 35.0 50.0 65.0 CBAN S&P U.S. BMI Banks - Southeast Region S&P U.S. BMI Banks S&P 500 KBW Nasdaq Bank Index 27.1 89.4 44.3 40.1 (40.0) (10.0) 20.0 50.0 80.0 110.0 CBAN S&P 500 KBW Nasdaq Bank Index S&P U.S. BMI Banks FIVE YEAR PRICE PERFORMANCE (%) Historical Stock Price Performance Note: Market data as of January 26, 2022 Source: S&P Global Market Intelligence

38 DISCIPLINED ACQUIRER SUPERIOR FINANCIAL PERFORMANCE EXPERIENCED LEADERSHIP TEAM STRONG DEPOSIT FRANCHISE FRANCHISE WITH SCARCITY VALUE GROWTH OPPORTUNITIES Investment Highlights

39 Appendix

Financial Highlights

Balance Sheet	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	YTD 2021
Total Assets	$1,174,149	$1,210,442	$1,232,755	$1,251,878	$1,515,313	$1,763,974	$2,512,581
Gross Loans	$758,279	$753,923	$764,788	$781,526	$968,814	$1,059,503	$1,309,860
Total Deposits	$1,011,554	$1,044,357	$1,067,985	$1,085,125	$1,293,742	$1,445,027	$2,195,122
Loans / Deposits	74.96%	72.19%	71.61%	72.02%	74.88%	73.32%	59.67%
Total Equity	$95,457	$93,388	$90,323	$95,692	$130,506	$144,488	$217,130
Tangible Common Equity [(1)]	$77,320	$83,947	$90,278	$94,933	$110,973	$126,225	$156,171
Capital Ratios	**FY 2015**	**FY 2016**	**FY 2017**	**FY 2018**	**FY 2019**	**FY 2020**	**YTD 2021**
Tang. Common Equity / Tang. Assets [(1)]	6.59%	6.94%	7.32%	7.59%	7.42%	7.23%	6.37%
Tier 1 Leverage	10.69%	10.29%	9.89%	10.24%	8.92%	8.49%	8.37%
Tier 1 Risk-based Capital	15.51%	15.50%	14.64%	15.00%	12.52%	12.71%	11.98%
Total Risk-based Capital	16.60%	16.64%	15.56%	15.86%	13.17%	13.78%	12.80%
Profitability Measures	**FY 2015**	**FY 2016**	**FY 2017**	**FY 2018**	**FY 2019**	**FY 2020**	**YTD 2021**
Net Interest Margin	3.52%	3.51%	3.45%	3.55%	3.61%	3.50%	3.49%
Noninterest Income / Avg. Assets	0.79%	0.79%	0.81%	0.79%	0.99%	1.32%	1.74%
Noninterest Expense / Avg. Assets	2.94%	2.92%	2.82%	2.92%	3.17%	3.37%	3.73%
Adjusted Efficiency Ratio [(1)]	68.25%	69.25%	68.49%	69.21%	71.36%	71.43%	73.10%
Core ROAA [(1)]	0.73%	0.73%	0.82%	1.00%	0.94%	0.73%	1.19%
Core ROATCE [(1)]	11.17%	10.15%	11.09%	13.49%	12.67%	10.43%	17.05%
Asset Quality	**FY 2015**	**FY 2016**	**FY 2017**	**FY 2018**	**FY 2019**	**FY 2020**	**YTD 2021**
NPAs Excl. Restructured Assets / Assets [(2)]	1.98%	1.55%	0.95%	0.90%	0.69%	0.58%	0.52%
NCOs / Average Loans	0.14%	0.10%	0.24%	0.06%	0.17%	0.12%	(0.01%)
Reserves / Nonaccrual Loans	59.72%	72.25%	100.07%	76.75%	74.77%	132.85%	105.15%
Per Share Information	**FY 2015**	**FY 2016**	**FY 2017**	**FY 2018**	**FY 2019**	**FY 2020**	**YTD 2021**
Common Shares Outstanding	8,439,258	8,439,258	8,439,258	8,444,908	9,498,783	9,498,783	13,674,198
Basic Tangible Book Value Per Share [(1)]	$9.16	$9.95	$10.70	$11.24	$11.68	$13.29	$11.42
Diluted Earnings Per Share [(3)]	$0.71	$0.84	$1.11	$1.40	$1.12	$1.24	$1.60

Note: Financial data as of September 30, 2021; Dollar values in thousands, except per share values
(1) See Reconciliation of Non-GAAP Measures on pages 44 – 46
(2) Nonperforming assets excluding restructured loans, defined as the sum of nonaccrual loans, loans past due 90 days or more and foreclosed real estate
(3) Diluted Earnings Per Share figures shown for FY 2017 have been adjusted to exclude the impact of the Company's $2.0 million nonrecurring deferred tax expense related to the remeasurement of its deferred tax assets and liabilities as a result of the Tax Cuts and Jobs Act enacted in December 2017; Diluted Earnings Per Share for FY 2019 has been adjusted to reflect the reversal of one-time merger expenses related to the acquisition of LBC and PFB Mortgage; Diluted Earnings Per Share for YTD 2021 has been adjusted to reflect the reversal of one-time merger expenses related to the acquisition of SouthCrest Financial Group, Inc. and the Barnes Agency
Source: S&P Global Market Intelligence

COLONY
BANKCORP, INC.

40

41  Total Gross Loans ended the quarter at $1,338.0 million (up $278.5 million or 26.3% as compared to Q4 2020)  Total Deposits ended the quarter at $2,374.6 million (up $929.6 million or 64.3% as compared to Q4 2020) Balance Sheet Core Performance  Net Income: - $4.2 million or $0.30 per diluted share for Q4 2021 (compared with $4.9 million or $0.52 per diluted share for Q4 2020) - $18.7 million or $1.66 per diluted share for FY 2021 (compared with $11.8 million or $1.24 per diluted share for FY 2020)  Core Earnings Per Share: $1.98 for FY 2021 (up 54.9% from $1.28 for FY 2020) (1)  Net Interest Income: - $19.0 million for Q4 2021 (compared with $15.2 million for Q4 2020) - $66.2 million for FY 2021 (compared with $55.2 million for FY 2020)  Net Interest Margin: - 3.39% for FY 2021 (down 19 bps from Q4 2020 and down 11 basis points from FY 2020)  Noninterest Income: $10.8 million for Q4 2021 (up 34.5% from $8.0 million for Q4 2020) (2)  Noninterest Expense: $24.5 million for Q4 2021 (up 53.3% from $16.0 million for Q4 2020) (3) Note: Financial data as of December 31, 2021 (1) Core EPS is defined as Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, and nonrecurring items. (2) Includes realized gains on securities (3) Includes nonrecurring expenses Source: Prospectus Supplement Recent Developments: Q4 2021 Update

Recent Developments: Q4 2021 Update

Credit Quality

- **Non-performing assets** [1]**:** totaled $5.8 million in Q4 2021, compared with $10.1 million in Q4 2020
- **OREO:** $0.3 million in Q4 2021 (down 72.1% from $1.0 million for Q4 2020)
- **Net Loan Charge-Offs/(Recoveries):**
  - $(17) thousand or (0.01)% of average loans for Q4 2021 (compared with $189 thousand or 0.07% of average loans for Q4 2020)
  - $(117) thousand or (0.01)% of average loans for YTD 2021 (compared with $1.2 million or 0.12% of average loans for the same period in 2020)
- **Loan Loss Reserve:** $12.9 million or 0.96% of total loans held for investment for Q4 2021 (compared with $12.1 million or 1.14% of total loans for Q4 2020)

Capital Ratios

- **Tier 1 Leverage Ratio**: 7.48% in Q4 2021 (8.49% in Q4 2020)
- **Common Equity Tier 1 Capital Ratio:** 10.46% in Q4 2021 (10.62% in Q4 2020)
- **Tier 1 Ratio:** 11.90% in Q4 2021 (12.71% in Q4 2020)
- **Total Risk-Based Capital Ratio:** 12.69% in Q4 2021 (13.78% in Q4 2020)

Recent Acquisition

- **Completed purchase** of the Atlanta-based SouthCrest Financial Group, Inc. on August 1 ,2021. The Company acquired 100% of the common stock of SouthCrest in a combined stock-and-cash transaction valued at approximately $95.6 million.

Note: Financial data as of December 31, 2021
(1) Nonperforming assets excluding restructured loans, defined as the sum of nonaccrual loans, loans past due 90 days or more and foreclosed real estate
Source: Prospectus Supplement

42

COLONY
BANKCORP, INC.

43 Potential Acq. Targets: $100M - $2.0B Assets  Given the Company’s footprint and general market forces, there should be attractive acquisition opportunities in the future due to liquidity constraints, efficiency issues, sub-scale platforms, succession planning, etc. * Potential Acquisition Targets consist of commercial banks headquartered within 200 miles of CBAN with Total Assets between $100 million and $2.0 billion, as of September 30, 2021 Source: S&P Global Market Intelligence Colony Bankcorp, Inc. HQ Within 100 Miles (41) * HQ Within 150 Miles (66) * HQ Within 200 Miles (99) *100 miles150 miles200 miles

44 As of 2015 2016 2017 2018 2019 2020 9/30/2021 Total Stockholders ' Equity 95,457$ 93,388$ 90,323$ 95,692$ 130,506$ 144,488$ 217,130$ Preferred Stock (18,021) (9,360) - - - - - Common Equity 77,436 84,028 90,323 95,692 130,506 144,488 217,130 Goodwi l l - - - (202) (16,477) (15,992) (52,706) Other Intangible Assets (116) (81) (45) (557) (3,056) (2,271) (8,253) Tangible Common Equity 77,320$ 83,947$ 90,278$ 94,933$ 110,973$ 126,225$ 156,171$ Common Shares Outstanding (000s) 8,439 8,439 8,439 8,445 9,499 9,499 13,674 Tangible Book Value per Share $9.16 $9.95 $10.70 $11.24 $11.68 $13.29 $11.42 Total Assets 1,174,149$ 1,210,442$ 1,232,755$ 1,251,878$ 1,515,313$ 1,763,974$ 2,512,581$ Goodwi l l - - - (202) (16,477) (15,992) (52,706) Other Intangible Assets (116) (81) (45) (557) (3,056) (2,271) (8,253) Tangible Assets 1,174,033$ 1,210,361$ 1,232,710$ 1,251,119$ 1,495,780$ 1,745,711$ 2,451,622$ Tangible Common Equity 77,320 83,947 90,278 94,933 110,973 126,225 156,171 TCE / TA 6.59% 6.94% 7.32% 7.59% 7.42% 7.23% 6.37% For the Fiscal Year Ended December 31, Reconciliation of Non-GAAP Measures Note: Financial data as of September 30, 2021; Dollar values in thousands, except per share values Source: S&P Global Market Intelligence

Reconciliation of Non-GAAP Measures

	For the Fiscal Year Ended December 31, 2015	2016	2017	2018	2019	2020	3 Mos. Ended 9/30/2021	9 Mos. Ended 9/30/2021
Net Income Available to Common	$ 5,998	$ 7,180	$ 7,540	$ 11,917	$ 10,211	$ 11,815	$ 5,583	$ 14,500
Amort. Of Intangibles / Adj. to Goodwill	36	36	36	48	600	1,270	357	699
Statutory Tax Rate	35.0%	35.0%	35.0%	21.0%	21.0%	21.0%	21.0%	21.0%
Adj. Net Income Avail. to Common	$ 6,021	$ 7,203	$ 7,563	$ 11,955	$ 10,685	$ 12,818	$ 5,865	$ 15,052
Average Common Equity	$ 75,380	$ 83,579	$ 88,764	$ 89,406	$ 116,969	$ 137,954	$ 197,109	$ 162,650
Average Intangible Assets	(134)	(98)	(63)	(121)	(12,474)	(18,887)	(44,139)	(27,098)
Average Tangible Common Equity	$ 75,246	$ 83,481	$ 88,701	$ 89,285	$ 104,496	$ 119,068	$ 152,970	$ 135,552
Annualization Factor	1.00x	1.00x	1.00x	1.00x	1.00x	1.00x	4.00x	1.33x
ROATCE	**8.00%**	**8.63%**	**8.53%**	**13.39%**	**10.23%**	**10.77%**	**15.34%**	**14.81%**
Noninterest Expense	$ 33,725	$ 34,037	$ 33,824	$ 35,076	$ 44,807	$ 56,950	$ 21,211	$ 54,113
Foreclosure & Repos	(1,683)	(1,143)	(363)	(205)	0	0	(6)	(124)
Amort. Of Intangibles / Adj. to Goodwill	(36)	(36)	(36)	(48)	(600)	(1,270)	(357)	(699)
Operating Expense	$ 32,006	$ 32,858	$ 33,425	$ 34,823	$ 44,207	$ 55,680	$ 20,848	$ 53,290
FTE Net Interest Income	$ 37,838	$ 38,279	$ 39,070	$ 40,809	$ 48,043	$ 55,566	$ 18,013	$ 47,422
Total Noninterest Income (1)	9,056	9,169	9,735	9,505	13,907	22,386	9,438	25,475
Operating Income	$ 46,894	$ 47,448	$ 48,805	$ 50,314	$ 61,950	$ 77,952	$ 27,451	$ 72,897
Adjusted Efficiency Ratio	**68.25%**	**69.25%**	**68.49%**	**69.21%**	**71.36%**	**71.43%**	**75.95%**	**73.10%**

Note: Financial data as of September 30, 2021; Dollar values in thousands
(1) Noninterest income excludes realized gains or losses on securities
Source: S&P Global Market Intelligence; Company documents

45

COLONY BANKCORP, INC.

Reconciliation of Non-GAAP Measures

	For the Fiscal Year Ended December 31, 2015	2016	2017	2018	2019	2020	3 Mos. Ended 9/30/2021	9 Mos. Ended 9/30/2021
Net Income Available to Common	$ 5,998	$ 7,180	$ 7,540	$ 11,917	$ 10,211	$ 11,815	$ 5,583	$ 14,500
Preferred Dividends	$ 2,375	$ 1,493	$ 211	$ -	$ -	$ -	$ -	$ -
Net Income Before Extra	$ 8,373	$ 8,673	$ 7,751	$ 11,917	$ 10,211	$ 11,815	$ 5,583	$ 14,500
Net Inc. Attrib. to Noncontr. Int.	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Realized Gain on Securities (1)	$ 7	$ (250)	$ -	$ (92)	$ (77)	$ (732)	$ -	$ (108)
Non Recurring Revenue (1)	$ -	$ -	$ -	$ -	$ -	$ (811)	$ -	$ -
Non Recurring Expense (1)	$ -	$ 23	$ 23	$ 177	$ 2,633	$ 1,141	$ 1,575	$ 2,394
Amort. Of Intang. & Goodwill Imp. (1)	$ 23	$ 23	$ 23	$ 38	$ 474	$ 1,003	$ 282	$ 552
Deferred Tax Expense	$ -	$ -	$ 2,041	$ -	$ -	$ -	$ -	$ -
Core Income	$ 8,404	$ 8,470	$ 9,839	$ 12,040	$ 13,241	$ 12,417	$ 7,440	$ 17,338
Average Assets	$ 1,146,984	$ 1,163,863	$ 1,200,631	$ 1,201,549	$ 1,411,331	$ 1,691,235	$ 2,272,904	$ 1,936,630
Average Common Equity	$ 75,380	$ 83,579	$ 88,764	$ 89,406	$ 116,969	$ 137,954	$ 197,109	$ 162,650
Average Preferred Equity	$ 26,330	$ 16,535	$ 2,281	$ -	$ -	$ -	$ -	$ -
Average Equity Attrib. to Parent	$ 101,710	$ 100,114	$ 91,045	$ 89,406	$ 116,969	$ 137,954	$ 197,109	$ 162,650
Average Tangible Common Equity	$ 75,246	$ 83,481	$ 88,701	$ 89,285	$ 104,496	$ 119,068	$ 152,970	$ 135,552
Annualization Factor	1.00x	1.00x	1.00x	1.00x	1.00x	1.00x	4.00x	1.33x
Core ROAA	**0.73%**	**0.73%**	**0.82%**	**1.00%**	**0.94%**	**0.73%**	**1.31%**	**1.19%**
Core ROAE	**8.26%**	**8.46%**	**10.81%**	**13.47%**	**11.32%**	**9.00%**	**15.10%**	**14.21%**
Core ROATCE	**11.17%**	**10.15%**	**11.09%**	**13.49%**	**12.67%**	**10.43%**	**19.46%**	**17.05%**

Note: Financial data as of September 30, 2021; Dollar values in thousands
(1) Values have been tax-effected using the statutory rate of 35.0% for the years 2015 - 2017 and 21.0% for 2018 - 2021
Source: S&P Global Market Intelligence, Company Documents

46

COLONY BANKCORP, INC.

NASDAQ: CBAN